APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

2 Pieces OF bread
Balance Sheet - unaudited
For the period ended 12/31/2018

	Prior Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	**$ -**

2 Pieces OF bread
Balance Sheet - unaudited
For the period ended 12/31/2019

	Prior Period [12/31/2019]
ASSETS	
Current Assets:	
Cash	$864.07
Petty Cash	100
Accounts Receivables	4,381.35
Inventory	556.41
Prepaid Expenses	186.66
Temporary Investments	1,900.00
Total Current Assets	7,988.49
Fixed Assets:	
Furniture and Equipment	3,250.00
Computer Equipment	2,099.00
Vehicles	40,320.00
Less: Accumulated Depreciation	1,080.00
Total Fixed Assets	46,749.00
Other Assets:	
Total Other Assets	-
TOTAL ASSETS	**$54,737.49**
LIABILITIES	
Current Liabilities:	
Sales Tax Payable	691
Payroll Liabilities	2,000.00
Total Current Liabilities	2,691.00
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	100
Owners' Equity	51946.49
Total Equity	52046.49
TOTAL LIABILITIES & EQUITY	**$54,737.49**

2 Pieces OF bread
Balance Sheet - unaudited
For the period ended 07/31/2020

		Current Period
		29-Jul-20
ASSETS		
Current Assets:		
Cash	$	4,190.87
Inventory		443.59
Prepaid Expenses		186.99
Temporary Investments		2,500.00
Total Current Assets		7,321.45
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		3,250.00
Computer Equipment		2,099.00
Vehicles		35,680.00
Less: Accumulated Depreciation		1,080.00
Total Fixed Assets		42,109.00
Other Assets:		
Trademarks		-
Total Other Assets		-
TOTAL ASSETS	$	**49,430.45**
LIABILITIES		
Current Liabilities:		
Sales Tax Payable		365.48
Payroll Liabilities		2,000.00
Total Current Liabilities		2,365.48
Long-Term Liabilities:		
Notes Payable		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		100.00
Opening Retained Earnings		660.00
Owner's Equity		46,304.97
Total Equity		47,064.97
TOTAL LIABILITIES & EQUITY	$	**49,430.45**

2 Pieces OF Bread
Income Statement - unaudited
For the period ended 12/31/2018

	2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ -**

Brandon Johnson

Profit and Loss   Jan 01, 2019 - Dec 31, 2019

Income

Business Income	$21,129
TOTAL INCOME	**$21,129**

Expenses

Advertising	$130
Car and truck	$5,107
Commissions	$200
Contract labor	$0
Entertainment	$97
Equipment rent and lease	$0
Insurance	$0
Interest paid	$161
Legal and professional services	$163
Loan principal	$0
Materials & Supplies	$4,083
Meals	$2,241
Office expenses	$50
Other business expenses	$3,377
Rent and lease (business bldg/land)	$85
Repairs and maintenance	$120
Taxes and licenses	$0
Travel expenses	$338
Utilities	$490
TOTAL EXPENSES	**$16,640**
NET INCOME	$4,489

I, Brandon Johnson, certify that:

1. The financial statements of 2 PIECES OF BREAD included in this Form are true and complete in all material respects; and
2. The tax return information of 2 PIECES OF BREAD included in this Form reflects accurately the information reported on the tax return for 2 PIECES OF BREAD for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Brandon Johnson*

Name: Brandon Johnson

Title: Owner